Exhibit 99.1

HUB Receives Nasdaq Notification Regarding Total Assets and Total Revenue Non-compliance

Tel-Aviv, Israel – August 29, 2024 – HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of cybersecurity solutions and services (the “Company”), was notified on August 23, 2024 by the Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is no longer in compliance with Nasdaq Listing Rule 5450(b)(3) (the “Total Assets and Total Revenue Requirement”) because the Company’s total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50 million threshold for continued listing on The Nasdaq Global Market.

The Staff’s notice has no immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “HUBC.”

In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company has 45 calendar days, or until October 7, 2024, to submit a plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”). If the Staff accepts the Company’s Compliance Plan, the Staff can grant the Company an extension of up to 180 days from the date of the Staff’s notice, or until February 19, 2025, to regain compliance. If the Compliance Plan is not accepted, the Staff will provide written notice that the Company’s ordinary shares are subject to delisting. At that time, the Company may request a hearing before the Nasdaq Hearings Panel, which request would stay any further action by the Staff at least until the hearing process concludes.

The Company is considering available options to regain compliance with the continued listing standards.

For further information or inquiries, please contact: info@hubsecurity.com.

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB and the following: (i) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; (iii) the Company’s ability to meet total assets and total revenue required for continued listing on Nasdaq; (iv) the Company’s ability to meet other Nasdaq continued listing standards; (v) the war between Israel and Hamas commenced in October 2023, the potential effect on the availability of personnel who perform reserve duty, including the CEO, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB’s business; (vi) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (vii) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (viii) the ability to cure and meet stock exchange continued listing standards; (ix) the risk that the consummation of the business combination in February 2023 will disrupt HUB’s operations and future plans; (x) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) limited liquidity and trading of HUB Security’s securities; (xii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xiii) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (xiv) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on August 16, 2024.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this press release and attributable to HUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.